August 22, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Joel N. Parker

Accounting Branch Chief

Re:	Alterra Capital Holdings Limited

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 24, 2012

File No. 000-33047

Ladies and Gentlemen:

Set forth below are the responses of Alterra Capital Holdings Limited (the “Company” or “we”) to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 8, 2012 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2011 filed on February 24, 2012 (the “Form 10-K”).

For your convenience, we have set forth below each of the Staff’s comments followed by the Company’s response thereto. Caption references and page numbers refer to the captions and pages contained in the Form 10-K unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Form 10-K. All numbers are in thousands except where noted otherwise.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 3. Legal Proceedings, page 32

1.

You state that “While any proceeding contains an element of uncertainty, we currently do not believe that the ultimate outcome of all outstanding litigation, arbitrations and inquiries will have a material adverse effect on our consolidated financial condition, operating results and/or liquidity, although an adverse resolution of a number of these items could have a material adverse effect on our results of operations in a particular fiscal quarter or year.” Please revise your disclosure to include an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made for loss contingencies that are at least reasonably possible but not accrued, either because it is not probable that a loss has been incurred or the amount of loss cannot be reasonably estimated, as required by ASC 450-20-50-3 and 50-4. If you cannot make an estimate, please disclose the facts and circumstances that prevent you from making such an estimate as well as a discussion of what is being sought in those proceedings.

As disclosed under Part I, Item 3 of the Form 10-K, we are, from time to time, a party to litigation and/or arbitration that arises in the normal course of our operations. As of December 31, 2011, based on available information, it was the opinion of the Company’s management that the ultimate resolution of pending or threatened litigation or arbitration, both individually and in the aggregate, would not have a material effect on the Company’s financial condition, results of operations or liquidity. As of December 31, 2011, there were no material loss contingencies that were deemed to be reasonably possible. Accordingly, the Company determined that no disclosure relating to loss contingencies was required in the consolidated financial statements.

Notwithstanding our past practice, the Company acknowledges the Staff’s comment and proposes to include the following disclosure, when applicable, within the Commitment and Contingencies note to the consolidated financial statements in future filings:

“The Company’s insurance and reinsurance subsidiaries are subject to litigation and arbitration in the normal course of their operations. These disputes principally relate to claims on policies of insurance and contracts of reinsurance and are typical for the Company and for participants in the property and casualty insurance and reinsurance industries in general. Such legal proceedings are considered in connection with estimating the Company’s reserve for property and casualty losses. An estimate of any amounts payable under such proceedings is included in the reserve for property and casualty losses in the consolidated balance sheet. As of [    ], based on available information, it was the opinion of the Company’s management that the ultimate resolution of pending or threatened litigation or arbitrations, both individually and in the aggregate, would not have a material effect on the Company’s financial condition, results of operations or liquidity.”

Further, please note that under Part II, Item 1 of our Quarterly Report on Form 10-Q for the period ended June 30, 2012 filed with the Commission on August 8, 2012 (our “2012 Q2 10-Q”), we disclosed that on August 1, 2012 Alterra Bermuda Limited (“Alterra Bermuda”) entered into a settlement agreement with the plaintiffs in two separate actions, which we refer to in our 2012 Q2 10-Q as the New Cingular Plaintiffs and the Sears Plaintiffs (collectively, the “Plaintiffs”). In exchange for an aggregate payment of $225,000 from Alterra Bermuda, the Plaintiffs agreed to dismiss, with prejudice, all of their claims against the Company and its subsidiaries.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Reserve for property and casualty losses

Property and casualty loss reserve development, page 42

2.	Your loss development table is presented net of reinsurance. Please revise your loss development table to present the information required by Industry Guide 6 on a gross basis for all fiscal years. If you believe that the presentation on a basis net of reinsurance is meaningful to investors, please include the gross re-estimated liability as of the end of the latest re-estimation period with separate disclosure of the related re-estimated reinsurance recoverable for each year in the table. We note that you have already included the gross cumulative redundancy or deficiency.

The Company acknowledges the Staff’s comment and proposes revising the loss development table in future filings to include the gross re-estimated liability and related re-estimated reinsurance recoverable for each year in the table, as illustrated in Appendix A.

The Company does believe that the presentation of the loss development table required by Industry Guide 6 on a net of reinsurance basis is meaningful to investors, as this information provides the readers of the financial statements with the net impact that the re-estimation of reserves has on both the Company’s net income and shareholders’ equity. The Company believes that presenting the loss development on a gross basis does not gives readers of the financial statements meaningful information, as the effect of reinsurance has a material effect on shareholders’ equity and net income.

Financial Statements

Notes to the Consolidated Financial Statements

3. Investments

Restricted Assets, page 115

3.	You state that at December 31, 2011, $453 million in cash and cash equivalents are restricted. Please explain why these “restricted” assets are not separately classified on the Consolidated Balance Sheets in accordance with Rule 7-03(a)(2) of Regulation S-X.

As disclosed on page 115 of the Form 10-K, the Company had $453.4 million of cash and cash equivalents that were considered to be restricted. This restriction is related to the restriction on $3,888.2 million of fixed maturities investments. These restrictions are principally required in the normal course of our business for the provision of enhanced security to the Company’s insurance and reinsurance counterparties, which comprise the majority of the Company’s obligations. The Company considered that disclosure of all material restrictions in one place within the notes to the consolidated financial statements to be sufficient and appropriate disclosures for a reader of the financial statements.

Notwithstanding our past practice, the Company acknowledges the Staff’s comment and in accordance with Rule 7-03(a)(2) of Regulation S-X proposes revising the consolidated balance sheet in future filings as illustrated in Appendix B.

5. Business Combination, page 120

4.	We have the following questions about the “Negative goodwill gain” of $95.8 million recognized in your 2010 Statements of Operations:

•

Please tell us specifically how you considered and applied the guidance in ASC 805-30-25-4 and ASC 805-30-30-4 through 6 in reassessing whether you have correctly identified all of the assets acquired and all of the liabilities assumed prior to recognizing a gain on this bargain purchase.

As part of the Company’s process for determining the fair value of the net assets acquired in the acquisition of Harbor Point Limited (“Harbor Point”) on May 12, 2010 and in accordance with ASC 805-30-25-4, the Company reassessed whether it had correctly identified all of the assets acquired and all of the liabilities assumed before recognizing a gain on bargain purchase.

We considered the guidance in ASC 805-30-30-4 through 6 and addressed the specific items in ASC 805-30-30-5 as follows:

(a)	The identifiable assets acquired and liabilities assumed: In addition to determining the fair value of the assets and liabilities on the Harbor Point balance sheet as of May 12, 2010 (as described in more detail below), we also specifically considered whether there were any additional identifiable intangible assets not already recognized on Harbor Point’s consolidated balance sheet. The following areas were considered:

Public companies in the same industry sector and with similar characteristics to the Company (formerly known prior to the acquisition of Harbor Point as Max Capital Group Ltd. (“Max”)) and Harbor Point had been trading in the stock market at price to book value multiples of less than one. This was considered a potential indicator that there were unlikely to be significant or material intangible assets associated with Harbor Point, and more likely to be additional liabilities recorded upon acquisition. It was in this context that the Company assessed the fair values of the net assets acquired.

From an overall perspective, the assets of Harbor Point were predominately comprised of monetary assets already carried at fair value in accordance with U.S. GAAP. The liabilities of Harbor Point were principally comprised of loss reserves and specific contractual obligations, such as unearned premiums. The scope for adjustments to carrying value was therefore relatively limited. However, the Company did consider whether additional intangible assets could be identified.

The Company reviewed the nature of the reinsurance business written by Harbor Point and its relationships with clients. We concluded that there was value in the relationships between clients and the underwriters at Harbor Point and this would have an impact on the ongoing success and profitability of the combined entity. The Company used the assistance of an independent valuation expert to estimate the fair value of this customer relationship intangible asset. An income approach was utilized to estimate fair value and this intangible asset was included in the fair value of the assets acquired.

The Company reviewed the nature of the relationship between Harbor Point and the brokers it utilized. We noted that Max and Harbor Point had similar broker relationships, as is common in the international reinsurance industry. Various qualitative and quantitative factors were considered and discussed with an independent valuation expert and we concluded that there was no significant intangible asset associated with the broker relationship and, therefore, no intangible asset was recorded at the time of the acquisition.

(b)	The non controlling interest in the acquiree, if any: Not applicable as the Company did not hold a non-controlling interest in the acquiree.

(c)	For a business combination achieved in stages, the acquirer’s previously held equity interest in the acquiree: Not applicable as the business combination was not achieved in stages.

(d)	The consideration transferred: The consideration transferred comprised common shares in the Company at a fixed exchange ratio for each common share of Harbor Point. The determination of the fair value of the consideration included the common shares and unvested restricted shares held by Harbor Point shareholders, the fair value of warrants held and the fair value of any outstanding equity awards issued to employees that represented compensation for service provided prior to the acquisition. The fair value of the replacement common shares and unvested restricted shares was determined using the Company’s share price on May 12, 2010. The fair value of the Harbor Point warrants and outstanding equity awards and the replacement awards as at May 12, 2010 was determined using the Black-Scholes option pricing model. The assumptions used in the Black-Scholes option pricing model were based on historical Max and Harbor Point information, and information from peer companies with similar characteristics.

Following the reassessment described above, the Company concluded that it had properly identified all the assets acquired and all of the liabilities assumed. As a result, the value of Harbor Point’s net assets was reduced by $336.2 million from the carrying value to the fair value at the date of acquisition. After the adjustment, the fair value of those net assets exceeded the fair value of the consideration transferred. In accordance with ASC 805-30-25-2 (“if the excess remains after applying the requirements in paragraph 805-30-25-4, the acquirer shall recognize the resulting gain in earnings on the acquisition date”), the Company recognized a gain on bargain purchase (or negative goodwill gain) of $95.8 million in the quarter ended June 30, 2010.

•	Tell us in detail the methodologies used in determining fair value of the assets and liabilities and whether you employed the services of an independent expert for this purpose.

The methodologies used in determining the fair value of the assets and liabilities acquired (in addition to those described above) were as follows:

Invested Assets: We determined that no adjustments were required to be made to the fixed maturity investments and other investments carried by Harbor Point (excluding equity method investments) as they were carried at fair value on the Harbor Point balance sheet at acquisition.

Cash and Short Term Receivables and Payables: We determined that due to the short term nature of the cash and cash equivalents, short term bank loan and short term receivables and payables, the carrying value of those assets approximated fair value and therefore no adjustment was required to be made.

Equity Method Investments: Harbor Point held two equity method investments that were included in other investments. The principal assets and liabilities held by these equity investments were fixed maturity investments, cash and loss reserves. The fixed maturity investments were carried at fair value and the cash was deemed to approximate fair value due to its liquidity and short term nature. Due to the immaterial size of the equity method investments a fair value adjustment to the loss reserves held by those equity method investments was determined not to be material.

Intangible Assets: Harbor Point held 44 U.S. state insurance licenses that were classified as intangible assets on the Harbor Point balance sheet. The market approach was used to estimate the fair value of these U.S. state insurance licenses. The Company searched for recent publicly available transactions involving the sale or purchase of U.S. state insurance licenses and compared these values to the carrying amount of the Harbor Point licenses. The Company determined that the carrying amount of the licenses was a reasonable estimate of fair value based on the market transactions reviewed and no adjustment was deemed necessary.

Goodwill: Harbor Point held a goodwill asset that arose from its acquisition of Chubb Re on December 15, 2005. As the acquisition of Harbor Point was determined to be a bargain purchase, the goodwill carried on Harbor Point’s balance sheet was determined not to have any value and, therefore, the carrying amount was reduced to a fair value of $nil.

Deferred Acquisition Costs: In accordance with the guidance provided in ASC 944-805-30-1a, “… those assets acquired and liabilities assumed would not include the acquiree’s deferred acquisition costs and unearned premiums that do not represent future cash flows,” the deferred acquisition costs on Harbor Point’s balance sheet as at the date of acquisition were reduced to a fair value of $nil.

Unearned Premiums: In determining the fair value of Harbor Point’s unearned premiums, we considered their composition by type of business, Harbor Point’s historical combined ratio by type of business, and a reasonable risk margin to estimate the expected future cash flows. As a result of this analysis, unearned premiums were reduced to their estimated fair value. Due to the short-duration nature of the unearned premium liability, the impact of discounting was considered to be immaterial to the valuation.

Loss Reserves: The income approach was used to determine the fair value of the net loss reserves held by Harbor Point at the acquisition date and to determine whether any adjustment to the carried amount was required.

The Company started with actuarially determined nominal loss reserves and applied a fair value methodology recommended by an independent actuarial consulting firm. This firm was consulted on questions of methodology and application of the methodology but the final conclusions were those of management.

The nominal reserves of Harbor Point were supported by an actuarial study prepared by Harbor Point’s internal actuaries, corroborated by an independent actuarial firm and reviewed by Max’s internal actuaries. The Company also notes that since the date of the acquisition of Harbor Point there has been no material deterioration in the nominal value of the net reserves acquired, further indicating that the nominal reserve estimate was reasonable as of the date of the acquisition. The fair value methodology used involved determining the discounted, or present value, of the nominal net loss reserves including an appropriate risk margin in order to reflect the uncertainty of the timing and amount of the loss reserves.

The key assumptions used by the Company in the determination of the fair value of the reserves included (i) the projected payout, timing and amounts of claims liabilities net of any reinsurance collections, (ii) the risk-free discount rate (to determine the present value of the future cash flows) and (iii) an appropriate risk margin.

The risk margin was derived using the cost of capital methodology. The cost of capital method determined the risk margin from the standpoint of evaluating the cost of capital required to support the liabilities until they have all been paid. It considered the inherent risk of the liabilities and how a third party would expect to be compensated to accept the transfer of the liabilities. The accepting party was assumed to require a return on the capital that exceeded the return on assets that could be earned on its investment portfolio. Given this differential in returns, the transferring party would compensate the accepting party for this difference. The risk margin was calculated as the difference between the return on capital and the return on assets applied to the total assets held in excess of the discounted loss liabilities. This amount was calculated for all future years and then discounted and accumulated. The risk margin was then equal to the difference between the total assets and the present value of the cost of capital.

The estimated fair value of the net loss reserves of Harbor Point at May 12, 2010 was $836.7 million. This was $91.0 million greater than the carried net loss reserves and therefore an adjustment was made for $91.0 million to increase the Harbor Point net loss reserves to their estimated fair value (and as a result, decreasing the gain on bargain purchase). In the estimation of fair value, the effect of the risk margin was greater than the effect of discounting, resulting in the fair value being greater than carrying value.

•	Revise your disclosure to describe why the transaction resulted in a gain. Refer to ASC 805-30-50-1f.

Following the determination of the fair value of the acquired net assets of Harbor Point and the resultant gain on bargain purchase to be recorded, the Company considered what factors would contribute to a bargain purchase and if it were reasonable for a bargain purchase to occur. The Company noted that the transaction was structured as a “merger of equals” and the fixed exchange ratio was calculated in order that both companies (Max and Harbor Point) were valued similarly. At the time, Max, along with many other publicly traded companies in the property and casualty insurance industry, was trading at a discount to its book value, and had been for a period of time. Therefore, as Harbor Point was considered to be valued similarly to Max, the Company considered it reasonable for the consideration paid for the net assets of Harbor Point to be less than their carrying value, and possibly less than their estimated fair value. In addition, the fixed share exchange ratio, negotiated when the acquisition was announced, meant that subsequent changes in the share price of Max up to the date of the closing of the acquisition would change the value of the consideration transferred. Max’s share price decreased from $23.86 on March 3, 2010, the date on which the merger was announced, to $22.98 on May 12, 2010, the date of closing of the acquisition. This resulted in a decrease in the fair value of the consideration of $55.0 million.

Based on these factors, the Company concluded that the occurrence of a bargain purchase was reasonable and provided the following disclosure in page 118 of the Form 10-K which describes the principal reasons why the transaction resulted in a gain in accordance with ASC 805-30-50-1f.

“During 2010, Alterra common shares traded in the market at a discount to book value. This discount, together with the fixed share exchange ratio, were the principal factors resulting in the negative goodwill gain.”

15. Income Taxes, page 131

5.	Please disclose why income taxes paid disclosed on the statement of cash flows is significantly lower than current income tax expense in each year.

The principal reasons for income taxes paid (as disclosed on the statement of cash flows) being lower than current tax expense (as disclosed in Note 15, Income Taxes to the consolidated financial statements) are differences in the timing of tax remittances, and the effect of the acquisition of Harbor Point on May 12, 2010. For each of the disclosed years, there are differences between the timing of the recognition of current income tax expense and the actual remittance of the related tax payments. The current income tax expense is accrued during the respective accounting period while the related tax payments may not be due to be remitted until subsequent accounting periods. The remittance period may span the current accounting period and up to two years later in certain jurisdictions.

In addition, the acquisition of Harbor Point was an additional driver of the difference between income taxes paid and current income tax expense. The U.S. current income tax expense disclosed in the Company’s consolidated financial statements for the year ended December 31, 2010 reflected the current income tax expense resulting from taxable income generated by the U.S. group of subsidiaries for 2010, which included the taxable income of the newly acquired Harbor Point entities for the period after the acquisition on May 12, 2010. However, in computing income taxes paid for the entire 2010 year, the current income tax expense reported was offset by taxable losses generated by the Harbor Point entities prior to the acquisition, which did not appear within current income tax expense in the Company’s consolidated financial statements for the year ended December 31, 2010. For the entire 2010 tax year, the U.S. group of subsidiaries had no taxable income and, therefore, no income taxes were remitted. This resulted in a significantly lower amount of income taxes paid than current income tax expense reported in the consolidated financial statements.

The Company proposes to include the following disclosures in future filings:

“The amount of income taxes paid may vary in comparison to the current income tax expense recognized in the period due to differences in the timing between the tax expense recognition and the required tax remittance. The lag in remittance can vary between the different jurisdictions in which the Company operates.”

17. Statutory Requirements and Dividend Restrictions, page 135

6.	With respect to your statutory disclosures, please revise your disclosure to provide amounts on an audited basis as is required by ASC 944-505-50. Further, disclose the amount of statutory net income or loss for each period. Refer to Rule 7-03(a)(23)(c) of Regulation S-X.

The Company acknowledges the Staff’s comment and will revise the statutory disclosures in future filings to include the amount of statutory net income or loss for each period in accordance with Rule 7-03(a)(23)(c) of Regulation S-X and will provide disclosures as required by ASC 944-505-50 on an audited basis.

We note for the Staff’s information that the required and actual capital and surplus disclosures included in Note 17, Statutory Requirements and Dividend Restrictions, were preliminary estimates of the expected amounts as many of the regulatory returns were due later in 2012, after the Form 10-K annual filing deadline. Following completion of the regulatory returns a comparison was made to the preliminary estimates as of December 31, 2011 as follows (Expressed in thousands of U.S. Dollars):

	Bermuda	Ireland	U.S.
Required statutory capital and surplus
Estimate disclosed	1,000,000	24,000	73,000
Final	1,016,725	24,365	72,999
Difference	16,725	365	(1)
Actual statutory capital and surplus
Estimate disclosed	2,200,000	153,000	676,000
Final	2,159,244	152,825	676,477
Difference	(40,756)	(175)	477

The differences between the estimated required and actual statutory capital and surplus and the final required and actual statutory capital and surplus reported on completion of the regulatory returns are not considered by the Company to be material.

In addition, we confirm that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (441) 294-2251 with any questions or comments regarding any of the foregoing.

Very truly yours

/s/ Joseph W. Roberts
Joseph W. Roberts
Executive Vice President and Chief Financial Officer

Appendix A

The estimate changes as more information becomes known about the frequency and severity of claims for individual years. The “net cumulative redundancy (deficiency)” represents the aggregate change to date from the original estimate on the third line of the table “reserve for property and casualty losses, originally stated, net of reinsurance.” The “gross cumulative redundancy (deficiency)” represents the aggregate change to date from the original gross estimate on the top line of the table. The table also shows the cumulative net paid amounts as of successive years with respect to the net reserve liability.

(Expressed in thousands of U.S. Dollars)	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
					(2)	(3)(4)		(5)
Gross reserve for property and casualty losses	$991,687	$1,455,099	$2,006,032	$2,335,109	$2,333,877	$2,938,171	$3,178,094	$3,906,134	$4,216,538	$	[ ]
Reinsurance recoverable (1)	(163,348)	(293,512)	(409,229)	(496,173)	(537,864)	(810,113)	(964,818)	(921,032)	(1,035,004)		[ ]
Reserve for property and casualty losses originally stated, net of reinsurance	828,339	1,161,587	1,596,803	1,838,936	1,796,013	2,128,058	2,213,276	2,985,102	3,181,534		[ ]
Cumulative net paid losses,
1 year later	119,269	217,637	169,008	361,702	184,223	368,539	574,725	576,018	[ ]
2 years later	257,182	321,533	501,837	504,462	385,859	828,767	937,445	[ ]	—
3 years later	333,238	545,653	608,195	658,719	772,828	1,130,600	[ ]	—	—
4 years later	502,167	611,463	731,446	1,015,269	1,000,865	[ ]	—	—	—
5 years later	553,107	693,893	1,069,689	1,192,441	[ ]	—	—	—	—
6 years later	597,605	980,718	1,206,724	[ ]	—	—	—	—	—
7 years later	807,621	1,081,952	[ ]	—	—	—	—	—	—
8 years later	870,980	[ ]	—	—	—	—	—	—	—
9 years later	[ ]	—	—	—	—	—	—	—	—
Net reserves re-estimated as of
1 year later	826,799	1,296,558	1,585,834	1,774,591	1,689,054	2,040,403	2,102,672	2,844,832	[ ]
2 years later	975,441	1,277,712	1,533,584	1,679,434	1,628,832	1,986,002	1,995,973	[ ]	—
3 years later	977,590	1,229,303	1,475,583	1,628,019	1,573,336	1,896,907	[ ]	—	—
4 years later	945,186	1,205,584	1,433,523	1,563,724	1,497,278	[ ]	—	—	—
5 years later	932,423	1,184,617	1,380,775	1,486,714	[ ]	—	—	—	—
6 years later	924,962	1,158,483	1,337,031	[ ]	—	—	—	—	—
7 years later	916,677	1,151,436	[ ]	—	—	—	—	—	—
8 years later	912,932	[ ]	—	—	—	—	—	—	—
9 years later	[ ]	—	—	—	—	—	—	—	—
Net cumulative (deficiency) redundancy	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
Net reserve for losses and loss expenses re-estimated	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
Reinsurance recoverable re-estimated	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]

Gross reserves for losses and loss expenses re-estimated	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
Gross cumulative (deficiency) redundancy	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]

(1)	The difference between the reinsurance recoverable included above and that reflected in the reconciliation of losses and loss adjustment expenses in Note 7 to the consolidated financial statements relates to net deferred charges on retroactive reinsurance.
(2)	Gross and net reserve for property and casualty losses includes, for the first time, Alterra E&S, which we acquired in April 2007.
(3)	Gross and net reserve for property and casualty losses includes, for the first time, Alterra America, which we acquired in June 2008.
(4)	Gross and net reserve for property and casualty losses includes, for the first time, Alterra Capital UK, which we acquired in November 2008.
(5)	Gross and net reserve for property and casualty losses includes, for the first time, Harbor Point, which we acquired in May 2010.

Appendix B

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars, except share amounts)

	September 30, 2012	December 31, 2011
ASSETS
Cash and cash equivalents	$	$469,477
Fixed maturities, trading, at fair value (amortized cost: 2012 - $[ ]; 2011 - $226,716)		229,206
Fixed maturities, available for sale, at fair value (amortized cost: 2012 - $[ ]; 2011 - $5,290,124		5,501,925
Fixed maturities, held to maturity, at amortized cost (fair value: 2012 - $[ ]; 2011 - $1,011,493)		874,259
Other investments, at fair value		286,515
Restricted cash and cash equivalents		453,367
Accrued interest income		71,322
Premiums receivable		715,154
Losses and benefits recoverable from reinsurers		1,068,119
Deferred acquisition costs		145,850
Prepaid reinsurance premiums		212,238
Trades pending settlement		22,887
Goodwill and intangible assets		56,111
Other assets		79,417

Total assets	$	$10,185,847

LIABILITIES
Property and casualty losses	$	$4,216,538
Life and annuity benefits		1,190,697
Deposit liabilities		151,035
Funds withheld from reinsurers		112,469
Unearned property and casualty premiums		1,020,639
Reinsurance balances payable		134,354
Accounts payable and accrued expenses		110,380
Senior notes		440,500

Total liabilities		7,376,612

SHAREHOLDERS’ EQUITY
Common shares (par value $1.00 per share); [ ] (2011 - 102,101,950) shares issued and outstanding		102,102
Additional paid-in capital		1,847,034
Accumulated other comprehensive income		166,957
Retained earnings		693,142

Total shareholders’ equity		2,809,235

Total liabilities and shareholders’ equity	$	$10,185,847